December 15, 2011	Jeffrey Sun + 86 21 6109 7103 jeffrey.sun@orrick.com

CONFIDENTIAL

VIA HAND DELIVERY

Mr. Stephen Krikorian

Mr. Ryan Rohn

Division of Corporation Finance

United States Securities and

Exchange Commission

Washington, D.C. 20549

United States

Re:	VanceInfo Technologies Inc.
Form 20-F for the Fiscal Year ended December 31, 2010
Filed May 11, 2011
File No. 001-33857

Dear Mr. Krikorian and Mr. Rohn:

On behalf of our client, VanceInfo Technologies Inc. , a company incorporated under the laws of the Cayman Islands (the “Company” or “VanceInfo”), we are submitting this letter in connection with the Company’s Annual Report on Form 20-F filed May 11, 2011 (the “Annual Report”).

Set forth below are the Company’s responses to the comments contained in the letter dated December 9, 2011 from the staff of Commission (the “Staff”). The comments are repeated below and followed by the responses prepared by the Company in response to these comments.

Notes to the Consolidated Financial Statements

Note 17. Income Taxes, page F-39

1.	We have reviewed your response to prior comment 4. While we understand your explanation, we continue to believe that your disclosures should explain why your income tax expenses associated with other countries is significantly less than your income tax expense in the PRC. Consider including some of the explanation provided in your response to better describe your disclosures.

In response to the Staff’s comment, the Company proposes to make the following additional disclosure under Note 17 income taxes in its future Form 20-F filings:

“The net revenues generated from the services rendered in the U.S. and countries other than the PRC, with resulting income taxable in those jurisdictions, only represent 3% and 3% of our total revenues for the year ended December 31, 2010 and [    ]% and [    ]% for the year ended December 31, 2011, respectively. As a result, the income tax expenses associated with U.S. and other non-PRC countries are significantly less than the income tax expense in the PRC.”

If you have any questions regarding the Annual Report, please do not hesitate to call me in Shanghai at +86-21-6109-7103 (work) or +86-139-0186-0850 (cell).

Very truly yours,

Jeffrey J. Sun
of ORRICK, HERRINGTON & SUTCLIFFE LLP

cc:	Chris Shuning Chen, VanceInfo Technologies Inc.

Sidney Xuande Huang, VanceInfo Technologies Inc.

Deloitte Touche Tohmatsu CPA Ltd.

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